BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2015

Members' Capital at December 31, 2014	$	8,697,634
Capital Withdrawals		(854,086)
Net Income		2,206,299
Members' Capital at December 31, 2015	$	10,049,847

The accompanying notes are an integral part of these consolidated financial statements.